Exhibit 99.1

Sapiens Announces a New Version of its Life Core Suite with Cloud-Native Architecture

Version 9 features an enhanced library of pre-configured products and improved self-service configuration tools, empowering users to rapidly set up insurance products and benefit from advanced, cloud-native capabilities

June 23, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the general availability of its upgraded Sapiens CoreSuite for Life & Annuities for North American customers and Sapiens CoreSuite for Life & Pension for clients in the EMEA and APAC regions (both suites are referred to as “CoreSuite” in this PR).

Version 9 features a new and improved SmartSuite solution, with a library of pre-configured products and processes, including four new completely configured smart packs that accelerate time to market for launching products. All smart packs are fully documented inside interactive software, rather than static documents. The SmartSuite solution includes an advanced testing framework, with more than 5,000 automated test cases that ensure faster go to market for customers.

SmartSuite also includes an improved configuration tool that enables business users to independently set up and tailor insurance products with no coding required, speeding up the process of launching new products, or product updates.

The CoreSuite solution will help accelerate launches for life insurance providers with streamlined and simplified business processes, and available, open architecture. The suite now offers one-click, cloud-native architecture – version 9 supports full cloud deployment on pods via dockers for quick and easy container provisioning, networking, load-balancing, security and scaling. Also, Excel as a service (EaaS), an innovative microservice, was added to this upgraded version. This microservice enables calculations on live integrated excel sheets, without the need for compilation.

This latest release offers many additional enhanced features, including:

●	Improved DevOps, through the cloud-native architecture and technological upgrades for deployment and monitoring

●	Tailored digital journeys with version 9’s new digital adapters and available APIs

●	An improved suite of dashboards and reports across all policy lifecycle elements from Sapiens Intelligence, our advanced analytics tool

●	Performance benchmarks for managing large-scale group transactions, to ensure that bulk transactions do not negatively impact performance

“The Sapiens team has again proven its commitment to meeting market needs and strengthening our core offerings,” said Roni Al-Dor, Sapiens president and CEO. “We continue to invest in our product portfolio and collaborate with customers to bring innovation that will empower Sapiens’ customers.”

Sapiens’ life suite supports multiple lines of business for both individual and group life, annuities, investments and medical products ‒ in a single, end-to-end system. It offers a 360-degree view of the customer from the policy administration system, across all distribution channels and communication streams.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com